EDUCATIONAL EMAIL REVISE
SUBJECT LINE: Learn More, Do More on iPathETN.com

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RAISE YOUR ETN IQ.
iPath

Learn how iPath® ETNs provide your clients timely, cost-effective strategies at iPathETN.com.

Get the info on iPath ETNs from Barclays

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View "The Case for Commodities" presentation

Learn more about iPath ETNs

Informative Resources

Be more informed about iPath Exchange Traded Notes (ETNs) with these helpful resources:

- "The Case for Commodities": A presentation covering the potential advantages of including an allocation of commodities in a portfolio, diversification, and easy access to commodities markets with iPath ETNs.
- Portfolio management strategies: An insightful series of articles on how using iPath ETNs as an overall investment strategy can add diversification and potentially lower portfolio risk.
- Data downloads: Valuable information on closing values and index levels for research, presentation, and comparison purposes. Find them on our product pages.

Don't let a good idea get away. Visit www.iPathETN.com today to learn more about iPath ETNs and take advantage of the educational resources iPath has to offer. Or, call 1-877-76-iPATH (1-877-76-47284).

FIND YOUR iPATH ▶ | 1-877-76-iPATH | www.iPathETN.com

BARCLAYS | iPath

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see "Risk Factors" in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the user and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternately, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. ("BGINA"), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. ("BCI") are affiliates of Barclays Bank PLC.

iPath ETNs (the "Securities") are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. **Sales in the secondary market may result in significant losses.**

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices; changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or "spot" prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

Not FDIC Insured · No Bank Guarantee · May Lose Value

Barclays Global Investors
45 Fremont Street
San Francisco, CA 94105